

April 1, 2011

Mr. Robert G. Gargus
Chief Financial Officer
Applied Micro Circuits Corporation
215 Moffett Park Drive
Sunnyvale, CA 94089

> **Re: Applied Micro Circuits Corporation**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Filed May 12, 2010**
> **File No. 000-23193**

Dear Mr. Gargus:

We have reviewed your response dated March 18, 2011 and related filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2010

Critical Accounting Policies, page 39

Revenue Recognition, page 41

1.   We refer to your response to prior comment 2. In your revenue policy you state
        that the portion of revenue from shipments to distributors subject to rights of
        return is deferred until the agreed upon percentage of return or cancelation
        privileges lapse. In future filings please further clarify the accounting for these
        transactions. In that regard, clarify whether you relieve inventory and record a
        receivable. Also clarify the basis for the accounting in these instances. For
        instance, if true, you could clarify that title for the inventory passes at shipment
        and that you believe that you have a legally valid receivable, notwithstanding the
        fact that revenue has not been recognized.

Item 8. Financial Statements

Note 10. Contingencies, page F-35

2.   We refer to your response to prior comment 5. For matters which involve a
        reasonably possible loss, SAB Topic 5-Y provides three alternatives which may
        satisfy the reporting requirements, one of which is to disclose that any reasonably
        possible potential loss in addition to the amount accrued is not material to the
        financial statements. In future filings please include a disclosure similar to your
        response which indicates that management believes the actual amount of costs
        will not be materially different from the amount accrued.

        You may contact Leigh Ann Schultz at 202-551-3628 or Gary Todd at 202-551-
3605 if you have questions regarding comments on the financial statements and related
matters. You may also contact me at 202-551-3676.

                                        Sincerely,

                                                                                for

                                        Brian Cascio
                                        Accounting Branch Chief